Exhibit 99.1

Nomad Foods Announces Pricing of Term Loans

Feltham, England - November 8, 2022—Nomad Foods Limited (“Nomad Foods” or the “Company”) today announces that it has priced both a USD 700 million term loan bearing interest at a rate per annum equal to the SOFR rate plus 3.75% due 2029 and a EUR 130 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% due 2029 (collectively the “Term Loans”).

The Company intends to use the net proceeds from the Term Loans to repay its existing USD 960 million principal term loan due in 2024 and for transaction expenses and general corporate purposes.

The Term Loans will be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries.

The Term Loans are expected to close on November 10, 2022, subject to customary closing conditions. However, no assurance can be given that the Term Loan will be completed, or, if completed, as to the terms on which it will be completed.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

Forward-Looking Statements

This press release contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predict” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this press release include, but are not limited to, expectations regarding the Company’s ability to consummate the refinancing of its existing USD denominated Term Loan B. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.
1